Filed by NYSE Group, Inc.
            Pursuant to Rule 425 under the  Securities  Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)
                                                             Date: March 6, 2006


On March 2, 2006, New York Stock Exchange, Inc. (the "NYSE") sent the following bulletin to the NYSE members and holders of trading licenses:

                                     * * *

                          Special Membership Bulletin

               [Letterhead of the New York Stock Exchange, Inc.]


DATE:             MARCH 2, 2006

TO:               NYSE MEMBERS/HOLDERS OF TRADING LICENSES

FROM:             NELSON CHAI

SUBJECT:          TRADING LICENSE PROCEDURES


With the close of our merger with Archipelago March 7, NYSE Trading Licenses will be required in order to trade on the NYSE beginning March 8. This memorandum describes procedures for billing and other information related to the launch of NYSE Trading Licenses.

Trading License holders will be required to pay a deposit of one month's Trading License payment, which will be applied to the last month's Trading License payment or to the Termination Fee for early termination, if applicable. Otherwise, Trading License fees will be billed monthly. Members will receive a bill in early April for 1) the March 8-March 31 period; 2) the month of April, and; 3) a one-month deposit which will be applied to payment for the month of December. Bills are payable on receipt.

Please note that only Member Organizations in good standing will be permitted to receive Trading Licenses. ALL INVOICES SUBMITTED TO MEMBER ORGANIZATIONS DATED DECEMBER 31, 2005 AND PRIOR, MUST BE FULLY PAID BEFORE A MEMBER ORGANIZATION WILL BE PERMITTED TO RECEIVE ITS LICENSE(S). Lessee Members are reminded that lease payments to Lessors should be made through and including March 7. Any lease payments already made for the period beyond March 7 should be refunded to Lessees.

In addition to these Trading License Billing procedures, Members and Member Organizations are advised that NYSE Market will also implement the following fees:

APPROVAL OF NEW MEMBER OR PRE-QUALIFIED SUBSTITUTE   $1,000.00
o This fee will not apply to current NYSE Members who continue approved for Trading Floor access after the merger. From and after the merger, however, if any approved Member changes employment and continues as a Member with another Trading License holder, the new employer will be billed this fee. If a pre-qualified


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     substitute changes employment and continues as a pre-qualified substitute with another Trading License holder, the new employer will be billed this fee.
o Member Organizations must give five business days' notice to Membership Services before a pre-qualified substitute may appear on the floor.

BADGE MAINTENANCE FEE                                           $250.00
o This fee will be charged annually for each active Member of a Member Organization, and for each pre-qualified substitute.

LICENSE TRANSFER FEE                                            $1,000.00
o This fee is charged when an existing Trading License is to be transferred to a permitted transferee, namely, another Member Organization that is an affiliate or a successor to the business of the first Trading License holder within the meaning of Rule 300(a).

All Member Organizations that require additional Trading Licenses beyond those they obtained in the December auction may purchase them throughout the year at an annual rate of $54,219, which is 10% above the annual auction price, subject to proration for the amount of time remaining in the year, and subject to the ceiling of 1,366 Trading Licenses outstanding at any time. The forms for applying for additional licenses are available at www.nyse.com.

Should you have any questions about these policies and fees, please contact Steve Fuller in Membership Services at (212) 656-2071. For all inquiries related to billing, please contact Andrew Brandman at (212) 656-2262.

IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov ). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.


                                      -3-